Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road
Pearl River New City, Guangzhou, People’s Republic of China 510627

February 10, 2012

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
Tanke Biosciences Corporation
Amendment No. 3 to Registration Statement on Form S-l
Filed November 7, 2011
File No. 333-172240
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 21, 2011
File No. 0-53529

Dear Mr. Schwall:

We are in receipt of your comment letter dated November 22, 2011 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 3 to Form S-l filed November 7, 2011

General

1.	We remind you of prior comment 1 from our letter dated September 14, 2011.

Response:	We will provide a precisely marked version of this amended S-1 and send it to the Commission by mail.

2.	Please update your cross references in your filing to the correct page numbers. For example, we refer you to the cover page and page 2.

Response:	We have updated our cross references in this amended S-1 to provide the correct page numbers.

3.
We note your response to comment 3 from our letter dated September 14, 2011, and reissue such comment. Please provide relevant updates with each amendment. For example, and without limitation, please update your prospectus cover page disclosure regarding the recent price for your shares as quoted on the OTC Bulletin Board.

Response:	We have provided relevant updated in this amended S-1 and will continue to provide updates in each amendment thereafter.

Risk Factors, page 7

4.
We note your disclosure at page F-9 regarding the restrictions on your ability to pay dividends in connection with your statutory reserves. Please disclose all related risks in your Risk Factors section. If such restrictions relate to your risk factor "Due to various restrictions under Chinese laws on the distribution of dividends by our Chinese operating companies, we may not be able to pay dividends to our stockholders..." at page 18, please revise your filing to clarify.

Response:	We have revised our disclosure on page 18 of the Risk Factors section to include the discussion on our ability to pay dividends in connection with our statutory reserves.

5.
We note your response to comment 6 from our letter dated September 14, 2011, and reissue such comment. Please expand your risk factor disclosure to address any material risks to you and your shareholders (other than the Tanke Shareholders) related to any uncertainty regarding how Notice 75 will be interpreted and implemented. For example, please discuss how any failure to comply with SAFE Circular 75 could impact you, your subsidiaries or the operating company, including, without limitation, any resulting effects on the ability to make distributions or pay dividends, and the imposition of administrative or criminal liabilities. In that regard, we note that your risk factor heading references related risks that are not otherwise discussed in the risk factor disclosure.

Response:
We have revised our disclosure on page 18 to discuss how any failure to comply with SAFE Circular No. 75 could impact our ability to pay dividends to our shareholders, under Risk Factors "Due to various restrictions under Chinese laws on the distribution of dividends by our Chinese operating companies, we may not be able to pay dividends to our stockholders..." Except for the discussion therein, SAFE Circular No. 75 only applies to the Chinese residents who are shareholders of Guangzhou and will not impact the other shareholders of the Company or the Company

6.
We note your response to prior comment 12 from our letter dated September 14, 2011. Please revise your filing to consistently indicate whether you are registering the resale of the 800,413 shares that are potentially issuable upon conversion by certain selling stockholders of interest accrued under the notes. For example, and without limitation, we note that you have removed such shares from your registration fee table, but we also note that you reference the resale of such shares on your prospectus cover page.

Response:
We are not registering the resale of the 800,413 shares that are potentially issuable upon conversion by certain selling stockholders of interest accrued under the notes. We have revised the disclosure to remove such reference on the prospectus coverage.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 26

Income Tax Expense, page 33

7.
Please revise this section to clarify the anticipated effect on your income tax expense in connection with the expiration of the tax reduction and exemption. Please refer to prior comment 17 from our letter dated June 6, 2011.

Response:	We have added the disclosure you requested. See the Income Tax Expense section of our Management’s Discussion and Analysis.

Consolidated Financial Statements

General

8.	Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Response:	We have updated the filing to include September 30, 2011 financials.

9.
We note that you restated your financial statements for the period ended June 30, 2011.  However, it does not appear that there is disclosure in your filing related to this restatement.  Please revise or advise.

Response:
The restatement language was included in our Form 10-Q/A for June 30, 2011, and we acknowledge that it should also have been included in Amendment No. 3 to the Form S-1, as we were presenting the same restated financials. However as we are now updating the filing with financial statements for September 30, 2011, such disclosure for June 30, 2011 is no longer relevant to our Form S-1.

Report of Independent Registered Public Accounting Firm, page F-l

10.
We note that your independent accountant makes reference to the financial statements of China Flying Development Ltd. in its report. Please request that your independent accountant revise its report to make reference to the appropriate entity. Refer to Rule 2-02 of Regulation S-X.

Response:	Our independent accountant revised its report to refer to Tanke Biosciences Corporation fka Guangzhou Tanke Industry Co. Ltd.

Consolidated Statements of Shareholders' Equity, page F-4

11.	We note that you recorded $6,125,195 as additional paid-in capital related to your private placement in 2011. Please provide us with a reconciliation of the underlying items that make-up this amount.

Response:
The $6,125,195 recorded as additional paid-in capital as related to the private placement consists of three components. First, we allocated the proceeds of the private placement on a weighted average basis between (1) the face value of the convertible notes and (2) value of the warrants as determined using the Black-Scholes option valuation model. This resulted in a discount to the notes and an entry to additional paid-in capital of $2,824,350. Secondly, we compared the discounted value of the notes to the common stock the notes were convertible into, and determined that the intrinsic value constituted a beneficial conversion feature of $2,824,350. This was recorded as a further discount to the notes, with a corresponding entry to additional paid-in capital. Finally, there were warrants granted to the placement agent in connection to the private placement. The value of these warrants was also recorded as additional paid-in capital. Such value was $476,494.

Allocated value of warrants	$$2,824,350
Beneficial conversion feature	2,824,350
Deferred offering costs	476,494
Additional paid in capital	$$6,125,194

Notes to Consolidated Financial Statements

1. Organization and Principal Activities, page F-6

12.
We note your response to our prior comment 15 from our letter dated September 14, 2011 and the related revisions to your financial statements. Please expand your disclosure to explain why a step-up in basis was not recorded in connection with the consolidation of Guangzhou Tanke as a variable interest entity in the context of the arrangements supporting consolidation.

Response:
Since comment 15 in your letter dated September 14, 2011, we have re-characterized the combination between China Flying and Guangzhou Tanke from a forward merger to a reverse merger. Consequently, as Guangzhou Tanke is now the acquirer for accounting purposes, there is no step-up of its basis upon consolidation. We have added the disclosure you requested. See Footnote 1, paragraph 8 to the financial statements.

2. Summary of Significant Accounting Policies, page F-7

(m) Statutory and Discretionary Reserves, page F-9

13.
We note that you have segregated $373,406 related to statutory reserve requirements and $153,992 related to discretionary reserves. However, it does not appear that the related amounts are separately presented in your balance sheet or statement of stockholders' equity. Please revise to separately present the related amounts.

Response:	We have added the disclosure you requested. See the balance sheet and statement of stockholders’ equity.

(q) Value Added Tax, page F-l 0

14.	We note that you record value added taxes on a gross basis. Please disclose the amounts of those taxes in your interim and annual financial statements. Refer to FASB ASC 605- 45-50-4.

Response:	We have added the disclosure you requested. See Footnote 2(q) to the financial statements.

10. Income Tax. F-16

15.	Please expand your disclosure to reconcile income tax expense attributable to continuing operations to your statutory tax rate as required by FASB ASC 740-10-50-12.

Response:	We have added the disclosure you requested. See Footnote 10 to financial statements.

Pro Forma Financial Information, page F-19

16.
We note that you make a reference to the unaudited pro forma combined balance sheets as of December 31, 2009 and September 30, 2010. Please revise to ensure your disclosure is consistent with the pro forma financial statements provided.

Response:	We have revised so the disclosure is consistent with the pro forma financial statement presented.

17.	Please amend your filing to provide footnotes to the pro forma financial statements which clearly explain the adjustments made. Refer to Rule 11-02 of Regulation S-X.

Response:	We have amended to provide footnotes to the pro forma financial statements.

Exhibits and Financial Statement Schedules, page 11-9

18.
We note that you have not filed certain exhibits. Please file such exhibits with your next amendment. Upon review of these exhibits, we may have further comments. Please refer to comment 87 from our letter dated March 15, 2011.

Response:	We have filed the “Unofficial English translation of form of employment agreement” as exhibit to the S-1/A. We will file the other exhibits in the next amendments.

Exhibit 10.1 - Securities Purchase Agreement, dated February 9. 2011

19.
We note your response to prior comment 26 from our letter dated September 14, 2011, and note that your response suggests that you filed the Securities Purchase Agreement pursuant to Item 60l(b)(IO) of Regulation S-K. Please re-file such agreement to include all schedules. In that regard, we note that Item 601(b)(10) of Regulation S-K does not provide for the omission of exhibits or schedules.

Response:	We have re-filed the Securities Purchase Agreement to include the schedules.

Exhibit 23.1 - Consent of Parker Randall CF (HX.) CPA Limited

20.
We note that your independent accountant makes reference to the "audited financial statements of Tanke Biosciences Corporation (currently known as "China Flying Development Limited,")" in its consent. Please obtain a consent that makes reference to the appropriate entity.

Response:	We have included a revised consent to the S-1/A.

21.
We note the consent provided your independent accountant makes reference to "the unaudited financial statements dated October 20, 2011." Please explain the nature of the reference to these financial statements.

Response:	The consent has been revised to remove the reference to “the unaudited financial statements dated October 20, 2011.”

Exhibit 99.4 - Loan Agreement dated May 2009

22.
We reissue prior comment 27 from our letter dated September 14, 2011. We note that the revised version of the bank loan agreement appears incomplete. For example, and without limitation, we refer you to Article 4 with respect to the fixed interest rate, which is blank in the version filed.

Response:	We have re-filed the bank loan agreement as exhibit 99.4 to the S-1/A.

23.
Also, please revise to disclose all material terms of such agreement in the appropriate section, such as your Management's Discussion and Analysis of Financial Condition and Results of Operations. For example, and without limitation, please disclose in such section the penalty interest rate, the schedule for the repayment of principal, and any other material obligations of the registrant, its subsidiaries, or the operating company under the loan agreement.  Please also update in such section the amounts outstanding under the loan.

Response:
We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the discussion of the loan agreement. See the Financing Activities section of the Company’s disclosure about its Liquidity and Capital Resources for September 2011.

Form 10-Q for Fiscal Quarter Ended September 30. 2011

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 6

24.
We note the line item "Increase in other receivables" as a component of cash flows from investing activities. Please describe for us the terms and conditions of the transactions underlying this item. In addition, please revise your discussion of liquidity and capital resources to provide additional detail regarding this line item.

Response:
There is related party activity surrounding borrowing and repaying amounts during the quarter. The increase in other receivables is with the same related parties as the related party notes. As it was not formalized into a note, it was classified as other receivables. It should have been stated in financing activities.  We also acknowledge it should have been labeled related party. The net cash received from the related parties during the period was $750,357, and was applied to the notes receivable from the related parties. We will revise the classification and disclosure in future filings.

25.
We note that you include a $1.9 million cash inflow from financing activities captioned as "Due from a related party." Please revise to provide disclosure describing the terms and conditions of the underlying transaction.

Response:	As noted above in our response to comment 24, this amount relates to the increase in other receivables. We will correct this in future filings.

Notes to Consolidated Financial Statements

8. Other Payable and Accrued Liabilities, page 15

26.	We note that your value added tax payable increased to $2.0 million as of September 30, 2011 from $50,230 as of December 31, 2010. Please expand your disclosure to explain this increase.

Response:
A portion of our sales activity is subject to VAT taxes, and a portion is exempt. Prior to filing our Form 10-Q for September 30, 2011, a question arose such that we might have misclassified a portion of our revenue as exempt instead of taxable. We estimated the possible exposure, and in the interest of early warning to our investors, we accrued to the high end of the range of the amount we might owe. We now believe it is significantly lower, perhaps zero, but we are still analyzing this situation.

Item 4. Controls and Procedures, pace 28

27.
We are not able to determine how you have addressed our prior comment 32. As such, we reissue our prior comment. Please amend your filings to include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of March 31, 2011, June 30, 2011, and September 30, 2011 as required by Item 307 of Regulation S-K.

Response:	We believe that our disclosure controls and procedures were not effective as of March 31, 2011, June 30, 2011 and September 30, 2011. We will revise our 10-Q’s to reflect the above.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By: /s/ Guixiong Qiu
Name: Guixiong Qiu
Title: Chief Executive Officer